UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38806

Jiayin Group Inc.

26th Floor, Building No. 1, Youyou Century Plaza,

428 South Yanggao Road, Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

JIAYIN GROUP INC.

Form 6-K

Signature

Exhibit Index

Exhibit 1.1

INCORPORATION BY REFERENCE

The documents attached as exhibits 1.1 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed on May 7, 2021 (No. 333-255898).

The Registrant is filing material documents not previously filed.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1.1	Sales Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiayin Group Inc.

By:	/s/ Dinggui Yan
Name:	Dinggui Yan
Title:	Director and Chief Executive Officer

Date: June 10 , 2021